UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-66669 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chadwick Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1845 Walnut St. 10th Floor
(No. and Street)

Philadelphia, PA 19103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M. Zanghi (215) 546-5005
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market St Suite 3100 Two Commerce Square Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Donna M. Zanghi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chadwick Securities, Inc, as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President & FINOP

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Nija Davis-Pringle, Notary Public
City Of Philadelphia, Philadelphia County
My Commission Expires Dec. 5, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

**Chadwick Securities, Inc.**

September 30, 2007

CONTENTS

Grant Thornton

Accountants and Business Advisors

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

**Stockholder and Board of Directors**
**Chadwick Securities, Inc.**

We have audited the accompanying statement of financial condition of Chadwick Securities, Inc., a Delaware corporation, as of September 30, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chadwick Securities, Inc. as of September 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania
November 27, 2007

2001 Market Street, Suite 3100
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com



Grant Thornton LLP
US member of Grant Thornton International

CHADWICK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 606,620 |
| Commissions and fees receivable from affiliate sponsored programs | | 466,614 |
| Receivables from affiliates | | 135,095 |
| Other assets | | 143,532 |
| | $ | 1,351,861 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Commissions and fees payable | $ | 288,308 |
| Accrued state tax liability | | 220,134 |
| Payable to affiliate | | 21,874 |
| Other liabilities | | 158,230 |
| Total liabilities | | 688,546 |
| | | |
| Stockholder's Equity: | | |
| Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding | | 10 |
| Additional paid-in capital | | 759,442 |
| Accumulated deficit | | (96,137) |
| Total stockholder's equity | | 663,315 |
| | $ | 1,351,861 |

The accompanying notes are an integral part of this financial statement

CHADWICK SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

| | |
|---|---|
| **REVENUES:** | |
| Commissions from affiliate sponsored programs | $ 6,837,714 |
| Fees from affiliate sponsored programs | 4,733,706 |
| Other revenue | 35,000 |
| Total revenues | 11,606,420 |
| **EXPENSES:** | |
| Broker dealer commissions | 6,837,714 |
| Wholesaler commissions | 1,088,708 |
| Marketing and due diligence | 730,066 |
| General and administrative | 1,495,749 |
| Total expenses | 10,152,237 |
| Income before income taxes | 1,454,183 |
| Provision for income taxes | 664,310 |
| NET INCOME | $ 789,873 |

The accompanying notes are an integral part of this financial statement

CHADWICK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2007

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at October 1, 2006 | $ 10 | $ 131,573 | $ (86,010) | $ 45,573 |
| Capital contributions | – | 627,869 | – | 627,869 |
| Dividend | – | – | (800,000) | (800,000) |
| Net income | – | – | 789,873 | 789,873 |
| Balance at September 30, 2007 | $ 10 | $ 759,442 | $ (96,137) | $ 663,315 |

The accompanying notes are an integral part of this financial statement

CHADWICK SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

| | |
|---|---|
| **OPERATING ACTIVITIES:** | |
| Net income | $ 789,873 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Amortization | 1,793 |
| Deferred income tax benefit | (11,749) |
| Change in operating assets and liabilities: | |
| Increase in commissions and fees receivable | (466,614) |
| Increase in other assets | (116,285) |
| Increase in receivables from affiliates | (126,315) |
| Increase in commissions and fees payable | 288,308 |
| Increase in accrued state tax liability | 220,134 |
| Increase in payable to affiliate | 21,874 |
| Increase in other liabilities | 148,880 |
| **Net cash provided by operating activities** | 749,899 |
| **INVESTING ACTIVITIES:** | |
| Capital expenditures | (4,931) |
| **Net cash used in investing activities** | (4,931) |
| **FINANCING ACTIVITIES:** | |
| Capital contributions | 627,869 |
| Dividend paid | (800,000) |
| **Net cash used in financing activities** | (172,131) |
| **Increase in cash** | 572,837 |
| **Cash at beginning of year** | 33,783 |
| **Cash at end of year** | $ 606,620 |
| **SUPPLEMENTAL INFORMATION:** | |
| Income taxes paid to Resource America, Inc. | $ 575,000 |
| Interest paid | $ - |

The accompanying notes are an integral part of this financial statement

## NOTES TO FINANCIAL STATEMENTS
## September 30, 2007

### Note 1 - Organization and Nature of Operations

Chadwick Securities, Inc., a Delaware corporation (the "Company"), is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of RAI Ventures, Inc. ("Parent"), which is a wholly-owned subsidiary of Resource America, Inc. ("RAI"), a publicly traded, specialized asset management company (Nasdaq: REXI) operating in the financial fund management, real estate and commercial finance sectors.

The Company operates as a broker dealer primarily serving as a dealer-manager for the sale of private placements of securities, direct participation investment programs ("DPP"), both public and private, in limited or general partnerships and also tenant-in-common interests sponsored by subsidiaries of RAI who also serve as general partners or managers of these programs. The Company expanded its business operations, to include the sales of securities of financial services companies, including but not limited to banks, thrifts, real estate investment trusts, and insurance companies. Securities, such as trust preferred securities, subordinated debt, convertible debt and preferred stock are offered in private placements to institutional or other sophisticated investors, including the Company's affiliates.

In September 2006, the Company commenced its broker dealer operations in conjunction with the preparation of a registration filing for a public offering of a DPP filed on October 2006 by a commercial finance affiliate of the Company. This offering was approved by the SEC in February 2007 and the Company serves as its dealer-manager through the offering period ending February 6, 2009. During fiscal 2007, the Company also served as the dealer-manager for one real estate limited partnership which closed in August 2007 and three tenant-in-common interests programs sponsored by a real estate subsidiary of RAI; two of which closed during fiscal 2007. In addition, the Company served as a placement agent for 11 private placement transactions involving securities of financial services companies, real estate investment trusts and insurance companies sponsored by a financial fund management subsidiary of RAI.

### Note 2 – Summary of Significant Accounting Policies

*Basis of Presentation*

Management believes that, consistent with the financial statement presentation of other broker dealers, it is appropriate to present its balance sheet on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

*Commissions and Fees*

The Company records commissions and fee revenues and related expenses, which include dealer manager, marketing and due diligence fees after breaking escrow upon reaching a prescribed sales minimum and upon each subsequent closing; generally held on a weekly and/or monthly basis thereafter. The closing represents the date an investor is accepted and admitted by the general partner or manager into the DPP. Commissions revenues are paid to the Company based on 7% of sales, subject to certain exclusions, which are then paid to broker dealers. Fees are based on a percentage of sales ranging from 2% to 3.5%, subject to certain exclusions. For placement fees, revenues are recognized upon the closing of each private placement transaction. All commissions and fee revenues are from DPPs or securities sales sponsored by affiliates as described in Note 1.

**Note 2 - Summary of Significant Accounting Policies – (Continued)**

*Income Taxes*

The Company is included in the consolidated federal income tax return of RAI and its subsidiaries. The impact of federal income taxes including any deferred tax assets and liabilities are calculated as if the Company filed on a separate company basis.

*Use of Estimates*

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

*Operating and Administrative Costs*

The Company entered into an agreement with RAI under which RAI assumed responsibility for contributing capital to cover operating expenses as well as certain administrative expenses, primarily salaries and related expenses for the Company. During the year ended September 30, 2007, RAI contributed $322,869 to cover such costs which were treated as capital contributions. In addition, cash capital contributions of $305,000 were made by the Company's Parent in fiscal 2007 to maintain its net capital.

Beginning in January 2007, the Company's commercial finance affiliate, LEAF Financial Corporation ("LEAF"), a majority-owned subsidiary of RAI, began allocating a portion of the salary and benefits of one of its officers to the Company as well as benefits related to certain Company employees who participate in LEAF's benefit plans. This officer and Company employees perform services for the Company relating to the public offering sponsored by LEAF. For the period ended September 30, 2007, $235,554 was charged to the Company of which $21,874 was outstanding at September 30, 2007.

*Fair Value of Financial Instruments*

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instrument for which it is practicable to estimate fair value.

For cash, receivables and payables, the carrying amounts approximate fair value because of the short maturity of these instruments.

## Note 2 - Summary of Significant Accounting Policies – (Continued)

### *Concentration of Credit Risk*

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of periodic temporary investments of cash. The Company typically deposits such cash with high quality financial institutions. At September 30, 2007, the Company had deposits of $649,150 in one financial institution, of which $549,150 was in excess of amounts insured by the Federal Deposit Insurance Corporation. No losses have been experienced on these investments.

## Note 3 – Certain Relationships and Related Party Transactions

The following table summarizes the Company's transactions with its affiliates and investment programs sponsored by subsidiaries of RAI (see Notes 1 and 2).

| | September 30, 2007 | | | For the Year Ended September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Receivables | | | Revenues | | |
| | Commissions and Fees | Other | Liabilities | Commissions | Fees | Expenses |
| Affiliates | | | | | | |
| RAI | $ – | $ 132,889 | $ – | $ – | $ – | $ – |
| LEAF | – | – | 21,874 | – | – | 235,554 |
| | – | 132,889 | 21,874 | – | – | 235,554 |
| Investment programs sponsored by subsidiaries of RAI | | | | | | |
| Financial Fund Management | – | – | – | – | 1,852,000 | – |
| Commercial Finance | 146,876 | – | – | 3,591,866 | 1,586,147 | – |
| Real Estate | 319,738 | 2,206 | – | 3,245,848 | 1,295,559 | – |
| | 466,614 | 2,206 | – | 6,837,714 | 4,733,706 | – |
| Total | $ 466,614 | $ 135,095 | $ 21,874 | $ 6,837,714 | $ 4,733,706 | $ 235,554 |

Amounts due from RAI primarily relate to the Company's overpayment of its portion of RAI's estimated income tax.

## Note 4 – Other Assets

Other assets consist of the following items as of September 30, 2007.

| | |
|---|---|
| Prepaid expenses | $ 113,291 |
| Deferred tax assets | 19,665 |
| FINRA deposit | 7,438 |
| Leasehold improvements, net of accumulated amortization of $1,793 | 3,138 |
| | $ 143,532 |

## Note 5 – Other Liabilities

Other liabilities consist of the following items as of September 30, 2007.

| | |
|---|---|
| Accounts payable | $ 79,776 |
| Accrued liabilities | 78,454 |
| | $ 158,230 |

## Note 6 – Income Taxes

The following table details the components of the Company's income taxes from operations for the year ended September 30, 2007:

| | |
|---|---|
| Provision (benefit) for income taxes: | |
| Current: | |
| Federal | $ 449,064 |
| State | 226,995 |
| Deferred: | |
| Federal | (4,640) |
| State | (7,109) |
| Provision for income taxes | $ 664,310 |

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. Operating loss carryforwards expire in 2023. The Company determined that there was no valuation allowance needed as of September 30, 2007.

The components of the Company's deferred tax assets as of September 30, 2007 are as follows:

| | |
|---|---|
| Deferred tax asset – Federal: | |
| Accrued expenses | $ 4,025 |
| Leasehold improvements - basis difference | 615 |
| | 4,640 |
| Deferred tax asset – State: | |
| State operating loss carryforwards | 13,031 |
| Leasehold improvements – basis difference | 264 |
| Accrued expenses | 1,730 |
| | 15,025 |
| Total deferred tax assets | $ 19,665 |

## Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness (at September 30, 2007) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The following summarizes the Company's compliance with these regulations as of September 30, 2007.

| | | |
|---|---|---|
| Net capital | $ | 384,688 |
| Required net capital | $ | 45,903 |
| Excess net capital | $ | 338,785 |
| Net capital ratio | | 1.79 to 1 |

## Note 8 – Regulatory Exemptions

The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i) of the Securities and Exchange Commission Rule 15c3-3 and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

## SUPPLEMENTARY INFORMATION

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholder and Board of Directors
Chadwick Securities, Inc.

We have audited the accompanying financial statements of Chadwick Securities, Inc. as of and for the year ended September 30, 2007 and have issued our report thereon dated November 27, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
November 27, 2007

2001 Market Street, Suite 3100
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com



Grant Thornton LLP
US member of Grant Thornton International

CHADWICK SECURITIES, INC.

# COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

**September 30, 2007**

| | |
|---|---|
| **NET CAPITAL:** | |
| Total stockholder's equity | $ 663,315 |
| Deductions and/or changes: | |
| Non-allowable assets: | |
| Receivables from affiliates | 135,095 |
| Other assets | 143,532 |
| Total non-allowable assets | 278,627 |
| **Net capital** | $ 384,688 |
| **AGGREGATE INDEBTEDNESS** | |
| Items included in the statement of financial condition: | |
| Commissions and fees payable | $ 288,308 |
| Accrued state tax liability | 220,134 |
| Payable to affiliate | 21,874 |
| Other liabilities | 158,230 |
| Total aggregate indebtedness | $ 688,546 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ 45,903 |
| Minimum dollar net capital required | $ 5,000 |
| Net capital requirement | $ 45,903 |
| Excess net capital | $ 338,785 |
| Excess net capital at 1000% less 10% of aggregate indebtedness | $ 315,833 |
| Ratio: Aggregate indebtedness to net capital | 1.79 to 1 |

CHADWICK SECURITIES, INC.

## RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL

**September 30, 2007**

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of net capital under Rule 15(c)(3)-1 are reconciled as follows:

| | | |
|---|---|---|
| Unaudited computation of net capital per most recent quarterly filing | | $ 432,435 |
| Audit Adjustments: | | |
| Adjust receivables from affiliates to actual | $ 112,045 | |
| Adjust other assets to actual | 19,665 | |
| Adjust accrued liabilities to actual | (83,863) | |
| Change in Nonallowable Assets: | | |
| Adjust receivables from affiliates to actual | (112,045) | |
| Adjust other assets to actual | (19,665) | |
| Adjust accrued liabilities to actual | 83,863 | |
| Net change in net capital | | (47,947 |
| Adjusted computation of net capital | | $ 384,688 |

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FOR SEC RULE 15c3-3

Stockholder and Board of Directors
Chadwick Securities, Inc.

In planning and performing our audit of the financial statements of Chadwick Securities, Inc. (the "Company"), as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2001 Market Street, Suite 3100
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
November 27, 2007



END